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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to File 13d-2(a)


                             emailthatpays.com, Inc.
                             -----------------------
                                (Name of Issuer)

                         Common Stock, $0.005 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   290773-10-0
                                 --------------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 22, 1999
                        -------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |_|


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CUSIP No. 290773-10-0                       13D             Page 2 of 5 Pages
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
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

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              Donald James MacKenzie
----------- --------------------------------------------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                    (a)   |_|

                                                                                                    (b)   |_|
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    3.      SEC USE ONLY
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    4.      SOURCE OF FUNDS:

                              OO
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    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                                                             |_|
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    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              British Columbia, Canada
-------------------------------------- ------------- ---------------------------------------------------------------

             NUMBER OF                      7.       SOLE VOTING POWER
               SHARES                                1,605,000(1)
            BENEFICIALLY               ------------- ---------------------------------------------------------------
              OWNED BY
                EACH                        8.       SHARED VOTING POWER
              REPORTING                              None
                PERSON                 ------------- ---------------------------------------------------------------
                 WITH
                                            9.       SOLE DISPOSITIVE POWER
                                                     1,605,000(1)
                                       ------------- ---------------------------------------------------------------

                                           10.       SHARED DISPOSITIVE POWER
                                                     None
-------------------------------------- ------------- ---------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,605,000
----------- --------------------------------------------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                |_|
----------- --------------------------------------------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               15.6%(2)
----------- --------------------------------------------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              IN
----------- --------------------------------------------------------------------------------------------------------

--------
(1) Donald James MacKenzie owns 1,500,000 shares of Common Stock and owns options to purchase 105,000 shares of Common Stock (68,056 of which are exercisable within 60 days).
(2) Based upon 10,301,759 shares of Common Stock outstanding on March 7, 2002, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 28, 2002.

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CUSIP No. 290773-10-0                        13D             Page 3 of 5 Pages
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Item 1.   Security and Issuer.

         This statement relates to the common stock (the "Common Stock") of emailthatpays.com, Inc., 428 West Sixth Avenue, Vancouver, British Columbia, V5Y 1L2 (Canada).

Item 2.  Identity and Background.

         (a) Donald James MacKenzie.

         (b) 428 West Sixth Avenue, Vancouver, British Columbia, V5Y 1L2
(Canada)

         (c) President, Secretary and Director, emailthatpays.com, Inc.

         (d) None.

         (e) None.

         (f) Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the terms of an Agreement and Plan of Merger and Reorganization, (the "Merger Agreement"), dated September 17, 1999, by and among Realm Production and Entertainment, Inc. ("Realm" or the "Issuer"), Realm Acquisition Corp. ("Merger Sub") a wholly-owned subsidiary of Realm and emailthatpays.com, a company incorporated in the state of Nevada ("email Nevada"), Merger Sub was merged with and into email Nevada. Realm subsequently changed its name to tvtravel.com, Inc. and then to emailthatpays.com, Inc. Pursuant to the merger, Realm issued 6,572,000 shares (post reverse split) of its common stock as consideration in exchange for 100% of the issued and outstanding shares of email Nevada. Pursuant to the merger, Vicdra Holdings Inc., an entity controlled by Mr. MacKenzie, received 1,500,000 shares of Realm in exchange for its shares of email Nevada. In November 2001, Vicdra Holdings Inc. distributed the 1,500,000 shares of the Issuer to Mr. MacKenzie.
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CUSIP No. 290773-10-0                        13D             Page 4 of 5 Pages
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Item 4.  Purpose of Transaction.

         The Reporting Person purchased the securities for investment purposes.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 1,605,000 shares of Common Stock. Mr. MacKenzie owns 1,500,000 shares of Common Stock and owns options to purchase 105,000 shares of Common Stock (68,056 of which are exercisable within 60 days).

         The 1,605,000 shares of Common Stock beneficially owned by the Reporting Person constitute 15.6% of the Common Stock. This calculation is based upon 10,301,759 shares of Common Stock outstanding on March 7, 2002, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 28, 2002.

         (b) The Reporting Person has the sole power to vote and to dispose of 1,605,000 shares of Common Stock. The Reporting Person does not share the power to vote or to dispose of any shares of Common Stock.

         (c) The Reporting Person acquired shares of Common Stock as set forth on in Item 3 hereof.

         (d) None.

         (e) None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 3 and 4.

Item 7.  Material to be Filed as Exhibits.

         The Agreement and Plan of Merger and Reorganization described in Item 3 has been filed with the Securities and Exchange Commission by the Issuer on November 29, 1999 as Exhibit 2.1 to its Current Report on Form 8-K.
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CUSIP No. 290773-10-0                        13D             Page 5 of 5 Pages
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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 3, 2002                        /s/ Donald James MacKenzie
                                         -----------------------------------
                                         Donald James MacKenzie